Exhibit 7.4

An Operator’s Guide to Unlocking Value at TransAlta

Executive Summary:

Luminus Management, LLC, with and through associated entities (“Luminus Group”), owns approximately 8% of TransAlta Corporation (“TransAlta” or the “Company”) and is the Company’s largest shareholder.

By way of background, Luminus Group has decades of hands-on management, operational and investment experience in the power sector, supported by a highly-qualified team of more than one hundred professionals with industry specific expertise across project development, project/corporate finance, asset acquisitions, power marketing, construction management, regulatory and operations.  Luminus Group’s specific sector experience includes:
•	Developing, owning and managing utility scale power plants, including:
o	7,000 MW of capacity developed and constructed – including natural gas-fired and coal-fired facilities;
o	6,000 MW of capacity under development – coal, natural gas and renewable power generation facilities;
o	11,800 MW of capacity acquired, managed and optimized
•	Investing and maintaining sizable interests in select public companies within the sector.

Over the past year, Luminus Group has made readily actionable recommendations to TransAlta aimed at protecting and increasing value for all shareholders.  Consequently, in addition to our sizable equity stake in the Company, we believe our industry expertise and experience provides an informed backdrop to these thoughts and recommendations.

We are concerned about the business and affairs of TransAlta.  While TransAlta became an Independent Power Producer (“IPP”) years ago, it still undertakes a financing strategy that is reminiscent of the vertically-integrated regulated utility it once was.  It pursued an aggressive expansion of its assets to meet self-imposed generation capacity growth targets with little capital discipline, resulting in a large, unwieldy generation portfolio.  This singular focus on growth coupled with a regulated utility mindset has led to underperforming investments and lost opportunities.  In addition, the public markets do not reflect the underlying value of TransAlta and its investment proposition.  We believe that TransAlta should take a number of proactive measures to realize its full potential and create meaningful long-term value for all shareholders.  These actions are:

1. Undertake a strategic review of TransAlta’s assets to rationalize its complex portfolio:
•	Consider selling its assets in the non-core Mexican and Australian markets;
•	Explore the sale or a partial IPO of the “green” portfolio; and
•	Explore the sale of TransAlta’s controlling interest in the TA Cogen assets.

2. Take steps to reduce TransAlta’s cost of capital by raising low cost debt:
•
TransAlta is the only IPP with an investment grade credit rating and is under-leveraged.  A BB credit rating would allow the Company to access more low-cost debt capital while maintaining its annual dividend; and

•	Utilize alternative credit structures to eliminate any impact that a non-investment grade credit rating may have on collateral for TransAlta’s power marketing/trading activities.

3. Fund construction of development projects and acquisitions using third party project level capital rather than funding on the TransAlta balance sheet:
•	Increase returns;
•	Reduce project risks/increase investment discipline; and
•	Highlight value creation of the development activities.

•	Reduce project risks/increase investment discipline; and
•	Highlight value creation of the development activities.

4. Initiate a meaningful stock buyback.  Capital realized from following steps (1) through (2) above must be allocated to investments producing the greatest risk adjusted return.  At recent stock prices, a share buyback would generate an unlevered IRR of approximately 15% on an investment in the assets that TransAlta is most familiar with – its own power plants.  This represents a far superior risk adjusted return to the 10% hurdle rate used by TransAlta to screen its growth investments.

5. Align management incentives with shareholders’ objectives and bring on board level IPP experience.  Of the public IPP companies only TransAlta does not use option grants to align management incentives with the interests of shareholders.  We recommend that the TransAlta Board reduce management’s cash compensation component and increase the performance compensation component through stock options.

As described in a Schedule 13D filing on December 14, 2007, Luminus Group has put forth shareholder proposals for inclusion in TransAlta’s Management Proxy Circular for the 2008 shareholder meeting, including a proposal reserving the right to nominate up to five directors for election at that meeting.  Members of the TransAlta Special Committee formed to evaluate the shareholder proposals and the Chair of the TransAlta Board have agreed to meet with us, and we are hopeful that they will engage in a thoughtful and constructive dialogue with us. While the Company has taken some limited steps to remedy some of its problems, we fear that these actions have been directed at appeasing shareholders, rather than working actively to take full advantage of TransAlta’s unique value creation opportunities.  More can and should be done and prompt action is essential.

The Luminus Group has prepared the following white paper to discuss the business and affairs of TransAlta, and to clearly outline our recommendations to enhance value for all shareholders.

TransAlta Background

TransAlta was once a vertically-integrated (generation/transmission/distribution) utility with cost recovery and rates of return set by regulators and recovered from franchise customers.  The Company paid dividends and maintained an investment grade credit rating as it enjoyed a low-risk, low-growth regulated business model.

Generation in Alberta was deregulated in 2001.  4,500 megawatts (“MW”) of TransAlta’s generation in Alberta would no longer be subject to regulatory ratemaking, but rather TransAlta would sell its power under long-term Power Purchase Arrangements (“PPAs”).  During their term, these PPAs produce highly predictable cash flows while passing-through fuel and operating costs as well as costs resulting from a “change-in-law” or regulation, such as new environmental restrictions.

Concurrent with deregulation in Alberta, TransAlta pushed forward with non-regulated independent power projects via greenfield development and acquisitions in Canada, the United States and abroad. Following the sale of its regulated distribution businesses in Alberta and New Zealand, and its regulated Alberta transmission system in 1999 and 2001, respectively, TransAlta completed its transformation to an unregulated independent power producer (“IPP”) with 9,000 MW of generation in Canada, the US, Australia and Mexico. It had set ambitious generation capacity growth targets, including an objective to grow to 15,000 MW by 2005-2007.

As a result of its transformation to an IPP and its expansion, TransAlta now owns a large generation portfolio that is very disparate with respect to: (1) fuel type, (2) geography/power markets; and (3) means by which the generation output is sold – ranging from long-term PPAs (that pass-through major risks to the customers) to financial products to spot market sales.  The Company has strong and highly predictable long-term cash flows (based primarily on the PPAs which are currently priced at a material discount to the market), assets located in the attractive Alberta and Pacific Northwest markets, a strong balance sheet and good project development prospects.  Yet the Company has failed to rationalize and efficiently capitalize these assets, and, as a result, the public market discounts TransAlta’s strategy and its assets versus its sum-of-the-parts valuation.  The Company has also failed to efficiently raise and deploy its capital in highly accretive ways and to promote its organic growth potential.

Value Proposition

Traditionally, the public markets have valued TransAlta like a regulated utility.  Investors have focused on its dividend yield and price-to-earnings ratios.  Based on TransAlta’s current enterprise value, a long-term IRR analysis1 produces a 15-year after-tax unlevered IRR of approximately 15% driven by: (1) a normalized levered free cash flow yield of over 10%, and (2) EBITDA which is expected to more than double from current levels as the Alberta PPAs expire.  With each passing year the PPA maturities approach and the present value of this EBITDA uplift implies an increase in TransAlta’s value by approximately C$700 million per year, or C$3.50 per share (based on the current share count).

Looking at the value proposition on a levered basis produces even higher long term returns as illustrated in the chart below.

1Assuming a C$85/MWh base Alberta power price used by TransAlta to justify a 10% return on the new Keephills 3 project including estimated carbon costs, and a sale of the Mexico and Australia operations.

Notes: 2012 is used as the starting point to include the impact of full operations at Centralia and Keephills 3, offset by the retirement of Wabamun 4.  Buybacks are done at C$33/share and funded using C$2 billion of new debt assuming an 8% pre-tax interest rate and a 33% statutory tax rate.  Additional debt of C$1B in 2018 and C$4B in 2021 is assumed to be raised to optimize the balance sheet.

Several research reports have attempted to value the Company using multiples of EBITDA to compare TransAlta to its IPP peers.  However, unlike its peers, TransAlta has (1) below-market PPAs that provide certainty of cash flow, thereby reducing the risk and discount rate investors should apply to such assets, (2) the potential for significant EBITDA uplift when the PPAs expire, and (3) “green” assets, such as wind, hydro and geothermal generation, that should trade at a significant premium to traditional fossil fuel generation but is not being fully recognized by the market.

To realize its potential, we believe the Company should take the following actions:

1. Strategic Review and Rationalization of TransAlta’s Assets

Currently, the public market value of TransAlta stock represents a significant discount to its sum-of-the-parts valuation in an environment where strong buyer demand and historically high valuations exist for its non-core assets.  The Company should promptly explore the sale of its non-core international assets, its interest in the TA Cogen assets, and a partial or complete sale/spin-off of its “green” assets.

Non-core International Assets
The strategy, profitability, financial drivers and other reasons for being in Mexico and Australia have not been well communicated or well received by the market.  Furthermore, the Company does not have a large presence in either market, yet maintains corporate offices in both countries.

We believe that a sale of the assets in Mexico (representing 511MW) would be immediately accretive given robust pricing realized in similar recent transactions.  For example, earlier this year, EdF sold a large portfolio of gas-fired assets in Mexico to Gas Natural for US$650/KW.

While TransAlta acknowledges that its 300 MW of gas-fired capacity in Australia is a non-core business, it has decided to keep these assets because they produce good returns on its book value.  This form of analysis is more fitting for a regulated utility and not for an unregulated IPP, and this decision must be revisited.   TransAlta should analyze cash return on market value adjusted for taxes rather than managing the portfolio based on return on book value.

“Green” Assets
Opportunities abound to realize the premium valuations being applied to “green” assets, such as TransAlta’s 1,120 MW of wind, hydro and geothermal generation.  Comparable public companies trade at an average forward EBITDA multiple of 16-20x as illustrated in the following table:

Source: Bloomberg, Credit Suisse, Merrill Lynch, Morgan Stanley

Private market valuations for individual “green” assets have also commanded strong interest from low discount rate buyers as evidenced for example, by Airtricity’s sale of its wind businesses to E.ON of Germany and the sale of Horizon by Goldman Sachs to EDP of Portugal.

This “green” asset value could be realized through a partial IPO of the business or an outright sale.

TA Cogen
A minority interest in the TA Cogen assets was recently sold at a valuation that implies a buyer discount rate lower than TransAlta’s hurdle rate – which is not uncommon for a number of the infrastructure investment vehicles bidding on power assets globally.  We believe that TransAlta should explore selling its controlling interest in TA Cogen (810MW) which should be valued at a premium to the minority interest.

2. Reduce Cost of Capital by Judiciously Adding Debt

TransAlta is under-leveraged when compared to its IPP peers despite having significantly higher quality cash flows from its long-term PPAs.  The Company can and should raise debt, reduce its overall cost of capital, and still be able to:
•	maintain strong dividend coverage;
•	support hedging/trading activities; and
•	provide efficient funding for power plant development initiatives.

TransAlta is the only public IPP with an investment grade credit rating.  Other IPPs have determined that raising debt capital reduces their after-tax cost of capital without impairing their ability to achieve their strategic and financial objectives.  TransAlta’s insistence on maintaining its investment grade could be understood if the Company was still a regulated utility (regulated ratemaking provides incentives to have an equity-heavy capital structure), but is not appropriate for an IPP trying to maximize returns for its shareholders and efficiently fund its long-term growth.  For an IPP, raising low-cost capital, optimizing its capital structure and allocating capital to the highest risk-adjusted investments is an essential and necessary part of a successful shareholder value creation strategy.

The Company indicated that its investment grade rating is a shield from unanticipated financial and operational obstacles.  For example, TransAlta claims its investment grade rating allowed it to weather the collapse in the North American power market earlier in this decade.  Ironically, most of the unregulated power companies that did file or came close to filing for bankruptcy during this period had investment grade credit ratings.  An investment grade credit rating does not protect a company or its shareholders from the misallocation of capital to projects that collapse in value or operational missteps.  These companies (including TransAlta) had focused on growing generation capacity without focusing on cash returns, investment discipline and risk mitigation.  Striving for capital efficiency requires management to exercise investment discipline, whereas a view that an investment grade credit rating provides a “margin for error” could lead to complacency.

Recent volatility in the credit market is not a justification for maintaining an investment grade credit rating.  In fact, even during the recent credit disruptions companies specifically in the power sector have enjoyed continued interest from the investor community and access to capital.  TXU, a very highly levered company, marketed approximately US$25 billion of debt at a debt to EBITDA multiple of over 7x.  AES was able to raise US$2 billion in bonds in a one-day marketed transaction in October 2007.  Also, during the depth of this summer’s credit distress, an entity associated with the Luminus Group placed an approximately US$1 billion non-recourse project loan rated non-investment grade to finance a new coal fired power plant.  We discuss project financing alternatives below.

As another example, following a one-year cost of capital study, Entergy concluded that the optimal target credit rating for its unregulated nuclear fleet being spun-off (“SpinCo”) is the BB range2.  This conclusion, with which we agree, was announced on November 6, 2007 – during the heart of the recent credit market distress.

Targeting a BB range would allow TransAlta to reduce its overall cost of capital but still retain a higher rating than its peers who are generally B rated.  Also, TransAlta’s higher quality cash flows from the PPAs which allow for the pass-through of fuel, operating and environmental compliance costs and its lower S&P business risk position of 6 (versus its peers in the 8-9 range) should allow for TransAlta to handle more leverage than its peers at the same rating.

2 When discussing the rationale for targeting the BB rating range, Entergy’s CEO explained, “For the SpinCo of course, it will have a much lower cost of capital, weighted average cost of capital with the addition of debt. Again, we’re not playing games with the numbers here. This is a weighted average cost of capital. This includes the adding of leverage to the equity side and any risk premium that’s necessary because you now have leverage in front of you. And the nice thing about this, as you see here, the opportunity is this is relatively flat in today’s marketplace. What that means is, of course, that before the overall cost of capital, including the overall cost of equity, which will continue to have more and more debt in front of it as you move across you can go quite a ways out here and still be doing the economically rational thing for your shareholders. It won’t be driving up the shareholders’ cost of capital by adding substantially more debt.”

Source: Company Filings, Merrill Lynch High-Yield Research
Notes:
1) Represents DYN’s year-end 2007 guidance pro-forma for the LS Power combination.
2) Metrics for senior secured debt.
3) Pro forma for investor group acquisition, and represents credit metrics at Texas Competitive Electric Holdings generation segment.

The Company has expressed concern about the availability of credit in the Canadian market for a sub-investment grade issuer.  However, the Canadian capital markets have continued to evolve and we believe this capital is available in the Canadian and other markets.  In addition, it is also worth noting that the recently enacted changes to Canada's withholding tax rules, which eliminate withholding tax on interest paid by Canadian borrowers to arm's length non-Canadian lenders, should expand the range of possible sources of debt financing available to TransAlta, with the potential for more competitive pricing.

We would be pleased to make our financial advisors available to the TransAlta Board and to the Board Special Committee to discuss financing alternatives in greater detail.

Use Credit Sleeves or Lien Structures to Release Cash from Trading Operations
TransAlta has expressed that an investment grade credit rating is important for its collateral postings and trading business.  However, numerous investment banks and non-investment grade power producers over the last few years have successfully addressed this concern through various structures, including credit sleeves and grants of first lien capacity.  Certain of our associated power generation entities, as well as TransAlta’s IPP peers including Reliant, NRG, Mirant and TXU, have successfully applied these alternative credit structures for their power generation assets.  Today’s credit support structures can actually significantly reduce liquidity exposure to extreme commodity price movements at a reduced cost.

3. Fund Construction of Development Projects Using Third Party Project Level Capital

TransAlta should grow through infrastructure investments in its core Canadian and US markets.  At the November 2007 analyst meeting, TransAlta’s CFO addressed potential sources of funding for growth capex with the following statement: “Were we to commit to these projects, we would need to look at a combination of internally generated funds, potential partners, debt and/or equity to fulfill this.”

The best available financing options for these investments, however, are not TransAlta’s balance sheet, free cash flow or equity issuance.  Rather, TransAlta can and should increase returns and lower risks related to new investments by using third party capital investment (non-recourse debt and third party project equity) to fund the construction of development projects.  This approach will dramatically increase returns, lower balance sheet risks, highlight the Company’s development expertise, and free capital to be redeployed to the highest return investments.

Each development project should stand on its own.  Projects should proceed into construction only if all material risks have been mitigated and returns are sufficient to attract third party investors.

•	Non-recourse project financing will ensure that the project specific risks have been adequately priced and mitigated.

•	Third party equity investment with favorable economics to TransAlta will demonstrate that the equity investment is justified and that the project is differentiated from alternatives in the market.

Currently, TransAlta does little to provide equity investors with confidence and transparency into the capital allocation strategy and comfort that their equity investment in TransAlta’s unique assets will not be diluted through equity issuances.

As for the availability of project level capital, our associates have raised over US$5 billion of non-recourse debt for development opportunities.  We have been able to close such financings even in the most difficult of credit markets, including August 2007 and during the late summer and fall of 1998.  Ultimately reasonably priced capital is available for high quality power plant investment opportunities.

4. Initiate a Large Share Buyback

Capital realized through the steps described above must be allocated to investments producing the greatest risk adjusted return.  Based on TransAlta’s current enterprise value, a long-term IRR analysis shows a share buyback would generate an unlevered IRR of approximately 15% on an investment in the assets that TransAlta is most familiar with – its own power plants.  This represents a far superior risk adjusted return than the 10% hurdle rate used by TransAlta to screen its growth investments.

Share Buybacks Are a Compelling Investment in the Company’s Assets
TransAlta has characterized buybacks as an alternative use of cash when investment opportunities do not exist.  The CFO responded to an analyst’s question about capital allocation during the 3Q07 earnings call, “I think we have always said that our first priority is to grow our assets…Share buyback, really, we use because things can be lumpy from an asset acquisition point of view.”

TransAlta’s current stock price implies that its assets trade at a steep discount to a sum-of-the-parts valuation based on private market valuations or replacement cost.  By buying back its own shares, TransAlta is, after taking into consideration the foregone cash flow due to the below market Alberta PPAs3, effectively investing in baseload generation in its core markets at approximately half of replacement cost.  In addition, we believe that a buyback would be accretive to earnings per share and long-term growth.

Recently, TransAlta has disclosed that growth investment opportunities are screened against a 10% unlevered “risk adjusted” internal rate of return (“IRR”) or hurdle rate.  We believe that at recent stock price levels a share buyback would generate an IRR of approximately 15% assuming an C$85/MWh market price for power in Alberta (consistent with management’s power price assumption underlying the Keephills 3 investment decision).  In fact, the IRR generated by a share buyback would only approach the management hurdle rate of 10% if TransAlta bought back stock at a price above $54 per share.  Unlike an acquisition opportunity, a stock buyback does not require due diligence or create potential informational asymmetry between the buyer and seller.  And, unlike a construction project, a stock buyback does not entail construction risk or expose TransAlta to currently high construction costs.  The stock buyback effectively enables TransAlta to acquire assets with which the Company and its shareholders are familiar and receive a rate of return approximately 50% higher than TransAlta’s stated hurdle rate for growth investments.

We are supportive of growth investments, especially those in the Company’s core Canadian and US markets, if the returns on the Company’s invested capital exceed that of repurchasing shares.  However, we question whether funding such projects on TransAlta’s balance sheet is the best use of TransAlta’s capital.  We urge the Company to evaluate all growth investment opportunities now and in the future against share buybacks.  If a growth investment would generate returns higher than a share buyback, then we would by all means support management’s use of capital to fund such investments.  In the absence of such investment opportunities, however, particularly with today’s construction costs at historic highs, share buybacks provide a unique opportunity to invest in TransAlta’s own generation, which is currently undervalued by the public market.

Share Buybacks Are a Greater Benefit to Long-Term Shareholders
TransAlta has referred to share buybacks as “short term opportunities” or rewards for short term shareholders.  At TransAlta’s November 2007 analyst day presentation, the CEO said “if we are managing for the short term, very short term, we would lean to share buyback, if you were managing to the longer term, we would lean to the asset.”  In contrast, we believe, that absent a high-return investment opportunity, a share repurchase currently represents the best use of capital for creating long-term shareholder value.

The value of the Alberta coal and hydro plants when the long-term PPAs expire between 2017 and 2020 is driving our conviction that a share repurchase will produce such high returns.  Today the Alberta coal and hydro plants are selling power pursuant to the PPAs at prices that are less than half of the current forward market price. As these PPAs mature between 2017 and 2020, there will be a significant step-up in earnings and cash-flow.  The value foregone due to the below market PPAs is over C$11 billion.  With each passing year the PPA maturities approach and the present value of TransAlta increases by approximately C$700 million per year, or C$3.50 per share (based on the current share count).  The chart below illustrates the large potential EBITDA

3  The foregone cash flow from the below market Alberta PPAs is compared to the midpoint of management’s C$65-75/MWh Alberta power price assumption discounted back at a 10% rate.

step-up once the PPAs expire and the Alberta generation output is re-priced at higher market levels.  As the share count is reduced through a share buyback, this value would accrete to a smaller share base and represent higher per share value and higher long-term growth.  A large share buyback would allow shareholders who do not recognize this long-term value to sell their stock and shareholders, like the Luminus Group, who are willing to wait for the ultimate realization of this value to derive a greater share of the benefit.

Notes: “Open” EBITDA illustrates the impact of earnings power assuming the Alberta generation sells at market prices rather than the below-market PPAs.  2012 is used as the starting point to include the impact of full operations at Centralia and Keephills 3, offset by the retirement of Wabamun 4.

We also believe that a large share buyback, the payment of a dividend and growth through development of new generation assets are not mutually exclusive.  In fact, if the Company were to borrow C$2 billion of incremental debt to repurchase shares, cash flow coverage of the dividend after sustaining capex would improve.

Notes: Free cash flow is defined as cash flow from operations less sustaining capex.  2012 cash flows are more indicative of a normalized run rate as it includes the impact of full operations at Centralia and Keephills 3, offset by the retirement of Wabamun 4.  Buybacks are funded using C$2 billion of new debt assuming an 8.0% pre-tax interest rate and a 33% statutory tax rate.

Long-term TransAlta investors should be entitled to benefit from a continued secure dividend income stream, as well as from a smaller share count preserving more of the upside associated with strengthening power markets, improved operations, high-return growth projects and the expiration of the PPAs.

Life Extension Costs as an Encumbrance to Asset Value are Overstated
At the November 2007 analyst day presentation, TransAlta made reference to C$200-300 million of non-environmental capital expenditures per generating unit required (or C$625/KW on average – roughly the cost of a new gas plant) to extend the lives of the Alberta coal plants 10-15 years beyond the expiration of the PPAs or beyond the end of their depreciable accounting book life.  Management cited this as one of the reasons why TransAlta needs to maintain its investment grade balance sheet and could not allocate more of its available cash toward share repurchases.

In our experience, TransAlta’s approach to life extension capex is highly unusual.  In fact, we have only seen regulated utilities take a similar approach to coal plant capex.4  Perhaps the references to large potential capex requirements can be attributed to the early stage of TransAlta’s research into these issues.  At the November 2007 analyst day presentation Will Bridge, Executive Vice President of Generation Technology, characterized the life extension assessments as “high level estimates right now,” and acknowledged that further advanced engineering studies had to be conducted.

Based on our experience and diligence, including an independent engineer’s report commissioned to address the life extension issue, we would expect coal plants such as TransAlta’s units to (1) be able to achieve economic lives well beyond their depreciable accounting book life and (2) continue to operate without the need

 4 In order to grow, a regulated utility that earns a specified return on the book value of its assets needs to invest capital to offset the depreciation of its assets.  TransAlta is not a regulated utility.

for sharply higher capex as compared to ongoing maintenance capex levels.  We also would not expect that these expenditures need to be made over a short period of time as represented by TransAlta.

5. Align Management Incentives with Shareholders and Bring on Board Level IPP Experience

Increasing the performance component of management’s compensation through stock options and the addition of Board members with IPP experience could facilitate TransAlta’s implementation of new initiatives to increase shareholder value.

TransAlta, unlike its IPP peers, compensates its executives with cash and restricted stock, rather than stock option grants.  This compensation structure does not encourage management to focus on maximizing shareholder value. Instead, TransAlta’s current executive compensation structure may, rather, encourage complacency.  Option grants will better align management incentives with the interests of shareholders.

The chart below shows that at TransAlta cash-related components comprise a much greater percentage of the CEO compensation package versus its peers, and stock option grants compromise a smaller percentage.  To further illustrate TransAlta’s dependence on cash compensation for its executives, the CFO, who has been with TransAlta since late 2005, was not eligible to receive any stock until 2007.
Source: Company filings

In addition, we note that TransAlta is under-owned by both the Board and Officers versus its unregulated power peers, even when including two senior executives who left in 2007.

As far as the composition of the Company’s Board, we believe the lack of board level experience in the IPP sector is a material deficiency.  Board members with previous management and operational experience from other IPP companies would be able to bring fresh views and ideas directly applicable to TransAlta and allow the Company to leverage off of the knowledge of industry experts.

Conclusion
Luminus Group looks forward to the opportunity to meet with members of TransAlta’s Special Committee and engaging in a meaningful dialogue regarding the state of the Company and the best course forward. As outlined above, shareholder value will not be enhanced by following a “business as usual” path and decisive action is needed to take full advantage of TransAlta’s unique value creation opportunities.

About the Luminus Group

Luminus Management
Founded in 2002, Luminus Management is the Investment Advisor to two investment partnerships – Luminus Energy Partners Master Fund, Ltd. and Luminus Asset Partners, LP.  Luminus Management focuses primarily on investing in independent power and utility securities.  The investment partnerships to which Luminus Management is Investment Advisor have approximately $1.4 billion of equity under management.

LS Power
Founded in 1990, LS Power is a fully integrated development, investment and asset management group with a proven track record of successful development activities, operations management and commercial contract origination and optimization.  As a developer, LS Power has successfully developed gas-fired facilities and coal-fired facilities representing over 7,000 MW of total capacity, and is currently developing more than 6,000 MW of coal, natural gas and renewable power generation facilities. LS Power currently owns and manages four natural gas-fired power generation facilities representing approximately 2,335MW.  LS Power has purchased eighteen power generation projects with approximately 11,800 MW of generation capacity and manages two investment funds with approximately $4.3 billion of committed equity capital.

This white paper includes, refers to or incorporates by reference certain statements that are “forward-looking statements”. All statements, other than statements of historical fact, in this white paper that address activities, events or developments, proposed acquisitions, dispositions and financings that may occur in the future, including TransAlta’s future growth, results of operations, performance and business prospects and opportunities, and the assumptions underlying any of the foregoing, are forward-looking statements. These statements generally can be identified by use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “believe”, “project”, “should”, or “continue” or the negative thereof or similar variations. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Luminus Group’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, among other things, risks related to: business risks; cost of fuels to produce electricity, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, plant availability, and general economic conditions. There can be no assurance that the expectations of the Luminus Group will prove to be correct.

Although the forward-looking statements contained in this white paper are based upon what the Luminus Group believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this white paper speak as of January 16, 2008. The Luminus Group shall have no duty and does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise.

The information concerning TransAlta contained in this white paper has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources.

This white paper does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by vote, written consent or otherwise by, TransAlta’s shareholders. Any such solicitation, if made, will be made only in compliance with applicable law.